UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 03348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

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Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA reaches an agreement to acquire Spaipa S.A. Industria Brasileira de Bebidas in Brazil

Mexico City, Mexico – August 31, 2013 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public bottler of Coca-Cola products in the world, announces that it has reached an agreement to acquire 100% of Spaipa S.A. Industria Brasileira de Bebidas (“Spaipa”), the second largest privately owned bottler in the Brazilian Coca-Cola system, in an all-cash transaction.  During the last twelve months ended June 30, 2013, Spaipa sold 233.3 million unit cases of beverages, including beer, generating approximately US$905 million in net revenues.

Spaipa’s strategic footprint is a perfect geographic fit which links Coca-Cola FEMSA’s operations in the state of Mato Grosso do Sul and the state of São Paulo.  This transaction will increase our volume in Brazil by 40%, allowing us to reach 39% of the Coca-Cola system’s volume in the country.

This franchise operates in more than half of the state of São Paulo and the state of Paraná with 4 bottling facilities and 7 distribution centers and has more than 6,000 employees serving close to 17 million consumers.

The aggregate enterprise value of this transaction is US$1,855 million. During 2012, Spaipa sold 236.0 million unit cases of beverages, generating net revenues of approximately US$929 million and a pro forma consolidated EBITDA of US$152 million.

In recent quarters, changes to certain regulations, including the transportation law, as well as a generally weak consumer environment, negatively impacted both Coca-Cola FEMSA’s and Spaipa’s operations in Brazil.  As a result, Spaipa’s estimated pro forma consolidated EBITDA of the last twelve months ended June 30, 2013 was US$134 million.  The short term effects of these changes have largely been assimilated by Spaipa and our operations, and we will continue working to enhance the profitability of our combined operations going forward.

The preliminary estimated amount of synergies to be captured from this transaction in the next 18 to 24 months is approximately US$33 million at the EBITDA level.  These synergies will result from the reconfiguration of the logistic network, efficiencies in general and administrative expenses and the implementation of Coca-Cola FEMSA’s commercial practices.  In addition, as is customary with this type of transaction in Brazil, there are certain other benefits below the EBITDA line that would have to be deducted from the above stated enterprise value of this transaction for comparison purposes.

The agreement has been approved by the Board of Directors of Coca-Cola FEMSA and is subject to the approval of the Conselho Administrativo de Defesa Econòmica, the Brazilian antitrust authority. Coca-Cola FEMSA will also seek the approval of The Coca-Cola Company for this transaction.

August 31, 2013	Page 1

Coca-Cola FEMSA reaches an agreement to acquire Spaipa S.A. Industria Brasileira de Bebidas in Brazil

The transaction will be financed with new bank debt for which Coca-Cola FEMSA has obtained formal commitments.  After this acquisition financing, the pro forma net debt to EBITDA ratio will be 1.6x, highlighting the solid financial position of the company.

“Since the acquisition of Panamco ten years ago our team continues strengthening our leading position in the system in Brazil, while consistently increasing the profitability of this territory.  Despite the challenges that exist in the short-term market conditions, our long-term view is consistent with the momentum that we have built over a decade of operating in this country.  We continue to be committed to creating long-term economic, social and environmental value for all of our stakeholders,” said José Antonio Fernández Carbajal, Chairman of the Board of Directors of Coca-Cola FEMSA.

“We continue to create a robust platform in Brazil with the acquisition of the second largest privately owned bottler in the system, operating in one of the regions with the highest GDP per capita in the country.  We are privileged to serve as many consumers in Brazil as we do in Mexico, and our company will benefit from the talented and experienced employees of the Spaipa franchise.  Building on our operating capabilities and solid financial position, we are confident that our company will be able to deleverage our balance sheet in a short period of time,” said Carlos Salazar Lomelín, Chief Executive Officer of the Company.

CONFERENCE CALL INFORMATION

We invite you to participate in the conference call to announce the transaction, which will be held on Tuesday, September 3, 2013, at 13:00 P.M. Eastern Time (12:00 P.M. Mexico City Time).

The speakers on this call will be Mr. Carlos Salazar, Chief Executive Officer of Coca-Cola FEMSA and Mr. Hector Treviño, Chief Financial Officer of Coca-Cola FEMSA.

To participate in the conference call, please dial: Domestic U.S.: 888-510-1765 or International: 719-325-2484; Participant passcode: 9791188.  If you wish to access this conference call using a specific toll free number for your country, please visit the Company’s website for additional information.  We invite investors to listen to the live audio cast of the conference call on the Company’s website, www.coca-colafemsa.com.

If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

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Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories.  The Company has 63 bottling facilities and serves more than 321 million consumers through 2,700,000 retailers with more than 100,000 employees worldwide.

Spaipa produces and distributes Coca-Cola, Fanta,  Kuat, Del Valle, and other trademark beverages of The Coca-Cola Company serving 735 cities in parts of the state of São Paulo and the state of Parana.  Spaipa was founded through the merger of three bottlers, which origins as a Coca-Cola franchise date back to 1946 and currently operates 4 bottling facility and 7 distribution centers with more than 6,000 employees serving 16.8 million consumers.

August 31, 2013	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: September 3, 2013